

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

<u>Via E-mail</u>
Steven S. Stern, President
Morgan Stanley Capital I, Inc.
1585 Broadway
New York, New York 10036

    Re: **Morgan Stanley Capital I, Inc.**
                Amendment No. 2 to Registration Statement on Form S-3
                Filed June 25, 2012
                File No. 333-180779

Dear Mr. Stern:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

[Depositable and Exchangeable Certificates], page S-108

1. We note your response to comment 4 from our letter dated June 15, 2012. Please revise your disclosure to indicate whether an exchange would have any effect on the distributions due to other certificate holders.

Exchangeable Examples, page S-109

2. We note that for offerings which include exchangeable and depositable certificates that the paying agent holds these certificates on your behalf and is a party to each exchange transaction. Please revise your disclosure to disclose the terms under which the paying agent holds the depositable and exchangeable certificates.

3. Also, it appears that exchanges of depositable and exchangeable certificates can occur at any time as long as certain conditions are met and it appears that each exchange constitutes a subsequent transaction to the initial offering of these certificates. Please give us your legal analysis as to whether or not the future exchanges of certificates will require registration.

Amendments to the Pooling and Servicing Agreement, Page S-133

4. We note your response to prior comment 7. We note that you continue to base your determination as to whether the Trust Indenture Act applies to Pooling and Servicing Agreement solely on CDI 202.01 and historical industry practice. As you continue to note, the staff of the Division of Corporation Finance is considering CDI 202.01 in light of the pending federal court ruling regarding the application of the Trust Indenture Act. Please revise your disclosure to indicate that your determination that the Trust Indenture Act does not apply to the Pooling and Servicing Agreement is based, at least in part, on your own independent analysis that the Trust Indenture Act does not apply to the Pooling and Servicing Agreement or tell us why it is not appropriate for you to do so.

Exhibits

Exhibit 5.1

5. We note your response to prior comment 8. Reliance upon these Delaware Certificates may be appropriate, but basing whether the registrant validly exists and is in good standing solely on the Delaware Certificates appears to assume away whether they validly exist and are in good standing. Please have counsel revise the legal opinion accordingly. In the alternative, please have counsel explain, with a view towards disclosure, why reliance solely on the Delaware Certificates does not assume away whether the registrant validly exists and is in good standing under Delaware law.

If you have any questions regarding these comments, you may contact Robert Errett at 202-551-3225, or me at 202-551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel